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                                                             Exhibit (a)(1)(EEE)


                                                           ATTORNEY WORK PRODUCT
                                                     PRIVILEGED AND CONFIDENTIAL


                              NCS HEALTHCARE, INC.


                                                     December 13, 2002


TO: Genesis Health Ventures, Inc.
    c/o Mark Gordon, Esq.

    Omnicare, Inc.
    c/o Morton A. Pierce, Esq.

Re: Rules and Procedures for Submission of Proposals for NCS Healthcare, Inc.

Gentlemen:

         It is the strongly held view of the NCS Board that a competitive bidding process for the Company must be conducted in a fair and orderly manner. The interests of our stockholders, employees, customers and suppliers can and will be best served by such an approach. The NCS Board is mindful that the process in which the Company is currently engaged does present certain risks, particularly if the process is prolonged, including disruption to the Company's business and overall uncertainty among the Company's constituencies as to the Company's future. In order to mitigate these risks, the NCS Board believes that the most prudent course of action is to attempt to bring this process to a prompt and orderly close.

         Accordingly, the NCS Board has established the rules and procedures specified below for receiving proposals to acquire the Company ("Proposals"). The procedures are designed to constitute a single and final round of bidding, and each of you should submit your best and highest offer.

         The purpose of this letter is to invite each of you to submit Proposals, pursuant to such rules and procedures. The NCS Board believes that agreement to such rules and procedures is critical to mitigating the risk of the process in which the Company is now engaged and, accordingly, submission of a Proposal will constitute for all purposes an agreement to be bound by such rules and procedures.

         The following rules and procedures will govern the submission of
Proposals:

              1. Proposals should be addressed and delivered via facsimile and electronic transmission to each of the following:







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                           Skadden, Arps, Slate, Meagher & Flom LLP
                           c/o Robert B. Pincus
                           Facsimile: 302-651-3001
                           Email:     bpincus@skadden.com

                           Benesch, Friedlander, Coplan & Aronoff LLP
                           c/o Megan Mehalko
                           Facsimile: 216-363-4588
                           Email:     mmehalko@bfca.com

                           Candlewood Partners LLC
                           c/o Glenn Pollack
                           Facsimile: 440-247-3060
                           Email:     gpollack@candlewoodpartners.com

         Proposals must be received no later than Sunday, December 15, 2002 at 6:00 p.m. Eastern Standard Time, unless extended by notice. You may not make any Proposal, or modify or amend any pending Proposal, to purchase the Company, except as prescribed herein.

              2. The Agreement and Plan of Merger currently in effect between the Company and Genesis or an amendment thereto, with only such changes as are clearly marked thereon is to be used by Genesis in submitting its Proposal. The form of the Agreement and Plan of Merger submitted by Omnicare to NCS, pursuant to the letter dated December 12, 2002 from Omnicare to NCS, with only such changes as are clearly marked thereon is to be used by Omnicare in submitting its Proposal.

              3. Proposals must be accompanied by (i) an executed letter authorized by the bidder which provides that its Proposal will remain outstanding, unchanged and irrevocable until 5:00 p.m. Eastern Standard Time, December 18, 2002, in the case of Genesis, and 5:00 p.m. Eastern Standard Time, February 2, 2003,(1) in the case of Omnicare, (ii) an executed merger agreement, in the case of Omnicare, or an executed amended merger agreement, in the case of Genesis, in each case, capable of acceptance by NCS solely by execution of the merger agreement or the amended merger agreement, as the case may be.

              4. The merger agreement and the amended merger agreement, as the case may be, may contain:



--------------------

(1) Obviously, the reason for this discrepancy is that NCS may be precluded from entering into an agreement with Omnicare prior to February 1, 2003; provided, that if Omnicare has the superior Proposal, NCS intends to move expeditiously to be in a position to enter into an agreement with Omnicare.







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              o A "no shop" provision which in no event prohibits or restricts
                NCS from responding to bona fide offers or providing confidential information to any party that makes an acquisition proposal (subject to execution of a confidentiality agreement acceptable to the NCS Board);

              o A "force the vote" provision as permitted by Section 251(c) of the DGCL;

              o A "break up" fee of up to $12 million, subject to payment under reasonable circumstances; and

              o A "drop dead" date of no later than February 28, 2003.

         No other "lock-ups," voting agreements or other provisions intended to preclude or impede superior proposals may be included in any Proposal.

              5. The NCS Board will carefully evaluate the terms and conditions of any and all Proposals received and determine which Proposal, in its reasonable good faith judgment, provides the best value reasonably obtainable for NCS stockholders. The NCS Board currently intends: (i) if the Genesis Proposal is determined to be superior, to enter into an amended merger agreement with Genesis and (ii) if the Omnicare Proposal is determined to be superior, (A) to attempt to negotiate a reasonable termination agreement with Genesis or (B) to seek approval of the court for appropriate relief to enter into a merger agreement with Omnicare.

              6. These procedures will be interpreted by the NCS Board in its sole discretion.

              7. Nothing contained herein shall be deemed to be a rejection of the December 12, 2002 offer by Omnicare to acquire all of the shares of Common Stock of NCS for $5.50 per share or provide any right of revocation thereof to Omnicare.

              8. Questions may be directed to:

                 Bob Pincus
                 (302) 651-3090 (Office)
                 [HOME NUMBER DELETED]
                 bpincus@skadden.com
                                    or







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                 Megan Mehalko
                 (216) 363-4487 (Office)
                 [HOME NUMBER DELETED]
                 mmehalko@bfca.com

              9. The NCS Board reserves the right, insofar as necessary in the proper exercise of its fiduciary duties, to change the rules and procedures as set forth in this letter. If the NCS Board modifies these rules and procedures, it intends to promptly notify both of you.